AXA PREMIER VIP TRUST

1290 Avenue of the Americas

New York, New York 10104

October 11, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Definitive Proxy Statement for AXA Premier VIP Trust (File No. 811-10509)

Dear Sir or Madam:

In connection with the filing by AXA Premier VIP Trust (“Trust”) of the definitive proxy statement on Schedule 14A to be used in connection with a special meeting of the shareholders of the Trust to be held on November 28, 2011, the Trust acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments on the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely, AXA PREMIER VIP TRUST

By:	/s/ Patricia Louie
Patricia Louie
Vice President and Secretary